Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$47,570	$51,912	$48,117	$45,214	$38,173	$43,216
Interest applicable to rentals	5,885	634	684	655	974	935

Total fixed charges, as defined	$53,455	$52,546	$48,801	$45,869	$39,147	$44,151

Earnings as defined:
Net Income	$48,908	$82,624	$64,197	$111,866	$113,664	$110,277
Add:
Provision for income taxes:
Total	96,901	56,049	74,953	77,115	68,853	68,711
Fixed charges as above	53,455	52,546	48,801	45,869	39,147	44,151

Total earnings, as defined	$199,264	$191,219	$187,951	$234,850	$221,664	$223,139

Ratio of earnings to fixed charges, as defined	3.73	3.64	3.85	5.12	5.66	5.05